Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Six Months Ended June 30, 2014
Income before income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$250,286
Interest expense
Senior notes payable and other debt	179,342
Distributions from unconsolidated entities	3,738
Earnings	$433,366
Interest
Senior notes payable and other debt expense	$179,342
Interest capitalized	320
Fixed charges	$179,662

Ratio of Earnings to Fixed Charges	2.41